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SEC SE 19005440 ON
Mail Processi..g
Section
FEB 19 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradebot Systems, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 NW Briarcliff Parkway, Suite 700
(No. and Street)

Kansas City	**MO**	**64116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Tomlinson **(816) 285-6400**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1201 Walnut St., Suite 2200	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

RMS

OATH OR AFFIRMATION

I, Jennifer Tomlinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradebot Systems, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ANTHONY J. SCHULTE
My Commission Expires
September 18, 2019
Platte County
Commission #15241991

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 79,001,240
Receivables from brokers, dealers, and clearing organizations	6,332,137
Trading securities	426,322
Prepaid and other current assets	393,355
TOTAL CURRENT ASSETS	86,153,054
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	14,536,812
Aircraft	6,754,034
Leasehold improvements	2,424,540
Office furniture and fixtures	546,670
	24,262,056
Less accumulated depreciation and amortization	(19,565,270)
NET PROPERTY AND EQUIPMENT	4,696,786
OTHER ASSETS	5,273,494
TOTAL ASSETS	$ 96,123,334

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 4,106,627
Securities sold, not yet purchased	2,204,737
Accrued expenses and other current liabilities	517,926
Income taxes payable	239,744
TOTAL CURRENT LIABILITIES	7,069,034
TOTAL LIABILITIES	7,069,034

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	89,053,300
TOTAL STOCKHOLDER'S EQUITY	89,054,300
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 96,123,334

See Notes to Financial Statements